UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
Mail Stop 7010
      November 23, 2005

Mr. Allan J. Kent
Executive Vice President
Geoglobal Resources, Inc.
630 - 4th Avenue, SW - Suite 200
Calgary, Alberta T2P 0J9

      Re:	Geoglobal Resources, Inc.
		Registration Statement on Form S-3
      Filed October 25, 2005
		File No. 333-129225

Dear Mr. Kent:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.







General

1. We note that you are registering for resale 2,223,772 shares of your common stock "that are issuable on exercise of common stock purchase warrants that are outstanding and that are issuable on exercise of [ ] outstanding compensation options." Your disclosure suggests that the purchase warrants are outstanding; however, it appears they are issuable only on exercise of outstanding options. Please advise. Note that if the purchase warrants are not yet outstanding, you may not register for resale the shares of common stock issuable on exercise of such warrants. Refer to Rule 415(a)(1)(iii) of the Securities Act of 1933.

2. Please revise the legality opinion to address the validity of the shares issuable upon the exercise of the outstanding compensation options.

3. Your disclosure in the fee table regarding the shares issuable on the exercise of common stock purchase warrants issuable on the exercise of compensation options appears to be inconsistent with your disclosure on page 3. Please advise or revise.

Selling Securityholders, page 21

4. Expand the Selling Securityholders table to include the natural persons with power to vote or to dispose of the securities offered for resale by the entities that are listed as selling securityholders. If more than one holder is listed as beneficial owner for the same securities, include explanatory text or footnotes.
See Interpretation 4S of the Regulation S-K portion of the March
1999
supplement to the CF telephone interpretation manual.

5. Identify as underwriters all selling securityholders who are registered broker-dealers, unless any such registered broker-dealers received the shares as compensation for investment banking services.
Identify as underwriters all affiliates of registered broker-dealers that are listed as selling securityholders unless you can confirm to us that each (1) purchased its securities in the ordinary course of business and (2) at the time of purchase, had no agreements or understandings, directly or indirectly, with any party to distribute the securities. Refer to Item 507 of Regulation S-K.

6. Revise the Selling Securityholders table to include a column that indicates the percentage of the class (if one percent or more) to be owned by each securityholder upon completion of the offering.


Plan of Distribution, page 23

7. We note that the selling securityholders may engage in short sales of your common stock. Please see Corporation Finance Telephone
Interpretation A.65 in that regard.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      If you have any questions, please contact Carmen Moncada-
Terry
at (202) 551-3687 or, in her absence, the undersigned at (202)
551-
3685.

      	Sincerely,


      					Tangela Richter
      Branch Chief


cc: 	W. Clarke
      C. Moncada-Terry
Mr. Allan J. Kent
Geoglobal Resources, Inc.
November 23, 2005
Page 2